SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	April	2011
Commission File Number	000-13727
Pan American Silver Corp
(Translation of registrant’s name into English)
1500-625 Howe Street, Vancouver BC Canada V6C 2T6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Information Circular, dated April 12, 2011.

2	Form of Proxy.

This report on Form 6-K is incorporated by reference into the Registrant’s outstanding registration statement on Form F-10 (No. 333-164752) and on Form S-8 (No. 333-149580) that have been filed with the Securities and Exchange Commission.

Document 1

NOTICE OF
2011 ANNUAL GENERAL AND SPECIAL MEETING

____________

INFORMATION CIRCULAR

TABLE OF CONTENTS

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING		i

INFORMATION CIRCULAR		1
SOLICITATION OF PROXIES		1
APPOINTMENT OF PROXYHOLDER		1
REVOCATION OF PROXY		2
VOTING BY NON-REGISTERED SHAREHOLDERS		2
VOTING OF PROXIES		3
EXERCISE OF DISCRETION		3
VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES		3
QUORUM		4

BUSINESS OF THE MEETING AND PARTICULAR MATTERS TO BE ACTED UPON		5
A.	FINANCIAL STATEMENTS	5
B.	ELECTION OF DIRECTORS	5
C.	APPOINTMENT AND REMUNERATION OF AUDITORS	8
D.	ADVISORY RESOLUTION TO EXECUTIVE COMPENSATION APPROACH	8

CORPORATE GOVERNANCE		9
CODE OF ETHICAL CONDUCT		9
THE BOARD		9
	Composition of the Board and Independence	10
	Board Committees	11
	Summary of Attendance of Directors	14
COMPENSATION OF DIRECTORS		15
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE		17

EXECUTIVE COMPENSATION		17
	Summary Compensation Table	17
	Long-Term Incentive Plan	18
	Stock Options	18
	Termination of Employment, Change in Responsibilities and Employment Contracts	21
	Share Ownership	22
REPORT ON EXECUTIVE COMPENSATION		22
CHIEF EXECUTIVE OFFICER COMPENSATION		25
EQUITY COMPENSATION PLAN INFORMATION		27
PERFORMANCE GRAPH		27

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS		28
MANAGEMENT CONTRACTS		28
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON		28
OTHER MATTERS		28
ADDITIONAL INFORMATION		28
APPROVAL OF THIS CIRCULAR		28

APPENDIX “A” – Corporate Governance Disclosure		A-1

PAN AMERICAN SILVER CORP.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general and special meeting (the “Meeting”) of the shareholders of PAN AMERICAN SILVER CORP. (the “Company”) will be held in the Seasons Room of the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia on Wednesday, May 18, 2011 at 2:00 p.m. (Vancouver time) for the following purposes:

1.	to receive and consider the consolidated financial statements of the Company for the financial year ended December 31, 2010, together with the auditors’ report thereon;

2.	to elect directors of the Company;

3.	to reappoint Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company to hold office until the next annual general meeting;

4.	to authorize the directors of the Company to fix the remuneration to be paid to the auditors of the Company;

5.
to consider and, if thought appropriate, to pass an ordinary advisory resolution approving the Company’s approach to executive compensation which is discussed under “Particular Matters to be Acted Upon – Advisory Resolution on Executive Compensation Approach” and the complete text of which is set out on page 8 of the attached Information Circular for the Meeting;

6.	to consider amendments to or variations of any matter identified in this Notice of Meeting; and

7.	to transact such further and other business that does not have a material effect on the business of the Company as may be properly brought before the Meeting or any and all adjournments thereof.

Accompanying this Notice of Meeting are:  (i) an Information Circular; (ii) an Instrument of Proxy and notes thereto; and (iii) a reply card for use by shareholders who wish to receive the Company’s interim and annual financial statements and management’s discussion and analysis thereon.

If you are a registered shareholder and are unable to attend the Meeting in person, please date and execute the accompanying form of proxy and deposit it with Computershare Investor Services Inc., Attention: Stock Transfer Services, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment thereof.

If you are a non-registered shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary.  If you are a non-registered shareholder and do not complete and return the materials in accordance with such instructions, you may lose the right to vote at the Meeting.

If you have any questions about the procedures to be followed to qualify to vote at the Meeting or about obtaining and depositing the required form of proxy, you should contact Computershare Investor Services Inc. by telephone (toll free) at 1-800-564-6253.

- i -

This Notice of Meeting, the Information Circular, the Instrument of Proxy and notes thereto and the reply card are first being sent to shareholders of the Company on or about April 20, 2011.

DATED at Vancouver, British Columbia, this 12th day of April, 2011.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Robert Pirooz

Robert Pirooz,
General Counsel and Director

- ii -

INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation by the management of PAN AMERICAN SILVER CORP. (the “Company”) of proxies to be voted at the annual general and special meeting of the shareholders of the Company to be held at 2:00 p.m. (Vancouver time) on Wednesday, May 18, 2011, in the Seasons Room of the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, and any adjournments thereof (the “Meeting”).

Management’s solicitation of proxies will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by directors, officers and employees of the Company or by the Company’s registrar and transfer agent.  The Company may retain other persons or companies to solicit proxies on behalf of management, in which event customary fees for such services will be paid.  All costs of solicitation will be borne by the Company.

Unless the context otherwise requires, references herein to “Pan American” mean the Company and its subsidiaries.  The principal executive office of the Company is located at 1500 - 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6.  The telephone number is (604) 684-1175 and the facsimile number is (604) 684-0147.  The Company’s website address is www.panamericansilver.com.  The information on the Company’s website is not incorporated by reference into this Information Circular.  The registered and records office of the Company is located at 1200 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, Canada, V7X 1T2.

Unless otherwise indicated, all currency amounts stated in this Information Circular are stated in the lawful currency of the United States.

The date of this Information Circular is April 8, 2011, and it is first being sent to shareholders on or about April 20, 2011. The Annual Information Form disclosure required by National Instrument 52-110 – Audit Committees  (“NI 52-110”) can be found in the Company’s Annual Information Form for the year ended December 31, 2010, under the heading “Audit Committee”, a copy of which is available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

APPOINTMENT OF PROXYHOLDER

The persons named in the accompanying form of proxy for the Meeting are directors or officers of the Company, or both.  A shareholder has the right to appoint some other person, who need not be a shareholder, to represent the shareholder at the Meeting by striking out the names of the persons designated in the accompanying form of proxy and by inserting that other person’s name in the blank space provided.

The instrument appointing a proxyholder must be signed in writing by the shareholder, or such shareholder’s attorney authorized in writing.  If the shareholder is a corporation, the instrument appointing a proxyholder must be in writing signed by an officer or attorney of the corporation duly authorized by resolution of the directors of such corporation, which resolution must accompany such instrument.

An instrument of proxy will only be valid if it is duly completed, signed, dated and received at the office of the Company’s registrar and transfer agent, Computershare Investor Services Inc. (“Computershare”), 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1, Attention: Stock Transfer Department, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the holding of the Meeting, unless the Chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

If you have any questions about the procedures to be followed to vote at the Meeting or about obtaining, completing and depositing the required form of proxy, you should contact Computershare by telephone (toll free) at 1-800-564-6253.

REVOCATION OF PROXY

A shareholder may revoke a proxy by delivering an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing, or where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or with the consent of the Chairman of the Meeting on the day of the Meeting, before any vote in respect of which the proxy is to be used shall have been taken.  A shareholder may also revoke a proxy by depositing another properly executed instrument appointing a proxyholder bearing a later date with the Company’s registrar and transfer agent in the manner described above, or in any other manner permitted by law.

VOTING BY NON-REGISTERED SHAREHOLDERS

Only registered shareholders or persons they appoint as their proxyholders are permitted to attend and/or vote at the Meeting.  However, in many cases, common shares in the capital of the Company (the “Shares”) beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)
in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares, such as a bank, trust company, securities dealer or broker or trustee or administrator of self-administered RRSPs, RRIFs, RESPs or similar plans; or

(b)	in the name of a depository (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

In accordance with the requirements of applicable securities laws, the Company has distributed copies of the Notice of Meeting, this Information Circular, the form of proxy, and the reply card for use by shareholders who wish to receive the Company’s financial statements (collectively, the “Meeting Materials”) to the depositories and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward Meeting Materials to Non-Registered Holders, unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies, such as ADP Canada or ADP, to forward the Meeting Materials to Non-Registered Holders.  Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)
receive, as part of the Meeting Materials, a voting instruction form (a “VIF”) which must be completed, signed and delivered by the Non-Registered Holder in accordance with the directions provided by the Intermediary on the VIF (which may in some cases permit the completion of the VIF by telephone or through the internet); or

(b)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of Shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted.  This form of proxy need not be signed by the Non-Registered Holder.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete this form of proxy and deposit it as described above.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Shares they beneficially own.  Should a Non-Registered Holder who receives either a proxy or a VIF wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the accompanying proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a VIF, follow the corresponding instructions on the form.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary or its service company.

In addition, there are two kinds of Non-Registered Holders - those who object to their name being made known to the issuers of securities which they own (called “OBOs”, for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs”, for Non-Objecting Beneficial Owners).

The Company has decided to take advantage of the provisions of National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”) that permit it to directly deliver proxy-related materials to its NOBOs. As a result NOBOs can expect to receive a scannable VIF from our transfer agent, Computershare. These VIFs are to be completed and returned to Computershare in the envelope provided. In addition, Computershare provides both telephone voting and internet voting services, as described on the VIF itself which contain complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

VOTING OF PROXIES

Shares represented by properly executed proxies will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the Shares represented by such proxies will be voted accordingly.  If no choice is specified, the persons designated in the accompanying form of proxy will vote FOR all matters proposed by management at the Meeting.  If for any reason the instructions of a shareholder in a proxy are uncertain as they relate to the election of directors, the proxyholder will not vote the Shares represented by that proxy for any director.

EXERCISE OF DISCRETION

The accompanying form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the persons appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the accompanying form of proxy to vote in accordance with their best judgment on such matters of business.  At the date of this Information Circular, management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue 200,000,000 common shares without par value of which 107,843,311 fully paid and non-assessable Shares are issued and outstanding as of April 5, 2011.  The holders of Shares are entitled to one vote for each Share held.  The Company has no other classes of voting securities.

Any holder of record of Shares at the close of business on Tuesday, April 5, 2011 will be entitled to receive notice of the Meeting.  Any such shareholder who either personally attends the Meeting or has completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have his or her Shares voted at the Meeting.   The failure of any shareholder to receive the Notice of Meeting does not deprive such shareholder of his or her entitlement to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over, more than ten percent of the issued and outstanding Shares.

This information was provided by management of the Company and Computershare.

QUORUM

Under the Company’s articles of incorporation (the “Articles”), a quorum for the transaction of business at a general meeting is two individuals who are shareholders, proxy holders representing shareholders or duly authorized representatives of corporate shareholders personally present and representing shares aggregating not less than 25% of the issued shares of the Company carrying the right to vote at that meeting.  In the event there is only one shareholder, the quorum is one person personally present and being, or representing by proxy, that shareholder, or in the case of a corporate shareholder, a duly authorized representative of that shareholder.

BUSINESS OF THE MEETING AND PARTICULAR MATTERS TO BE ACTED UPON

A.	FINANCIAL STATEMENTS

The financial statements for the year ended December 31, 2010 and the auditor’s report thereon are included in the Company’s annual report which is being mailed to all shareholders.

B.	ELECTION OF DIRECTORS

The board of directors of the Company (the “Board”) has determined that eight directors will be elected at the Meeting for the ensuing year.

Mr. Paul Sweeney, who has served as a director since 1999, will retire from the Board immediately prior to the Meeting.

Majority Voting

The Company has adopted a majority voting policy pursuant to which any nominee proposed for election as a director is required to tender his or her resignation if the director receives more “withheld” votes than “for” votes (i.e., a majority of withheld votes) at any meeting where shareholders vote on the uncontested election of directors.  An “uncontested election” means the number of director nominees for election is the same as the number of directors to be elected to the Board.  A director elected in such circumstances is expected to immediately tender his or her resignation to the Nominating and Governance Committee, which will then submit a recommendation regarding such resignation to the Board.  Within 90 days of receiving the final voting results, the Board will issue a press release either announcing the resignation of the director or explaining the reasons justifying its decision not to accept the resignation.  A director who tenders a resignation pursuant to this policy will not participate in any meeting of the Board or the Nominating and Governance Committee at which the resignation is considered.

Nominees for Election as Directors

The term of office of each of the present directors expires at the close of the Meeting.  Persons named below will be presented for election at the Meeting as management’s nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees.  In the absence of instructions to the contrary, the accompanying form of proxy will be voted “For” the nominees herein listed.  Management does not contemplate that any of these nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the accompanying form of proxy reserve the right to vote for another nominee in their discretion, unless the shareholder has specified in the accompanying form of proxy that such shareholder’s Shares are to be withheld from voting on the election of directors.  Each director elected will hold office until the close of the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or with the provisions of the Business Corporations Act (British Columbia).

The following table sets out the names of management’s nominees for election as directors, the municipality and province or state in which each is ordinarily resident, all offices of the Company now held by each of them, each nominee’s principal occupation, business or employment, the period of time for which each nominee has served as a director of the Company and the number of shares of the Company or any of its subsidiaries beneficially owned by each nominee, directly or indirectly, or over which each nominee exercises control or direction as at April 5, 2011.  All of the proposed nominees were duly elected as directors at the last Annual General and Special Meeting of Shareholders held on May 10, 2010, with the exception of Mr. Michael L. Carroll who is management’s nominee to serve as a director in place of Mr. Michael Larson who retired from the Board on December 31, 2010, after many years of appreciated service.

Name, Residence and Position	Principal Occupation, Business or Employment Since 2006	Number of Shares Held
Ross J. Beaty Vancouver, B.C. Canada Chairman (independent)	Chief Executive Officer of Magma Energy Corp. Chairman of the Company. Director of the Company since September 30, 1988.	1,818,680 Shares (1) 13,849 Options

Geoffrey A. Burns North Vancouver, B.C. Canada President, Chief Executive Officer and Director (non-independent) Member of the Health, Safety and Environment Committee	President and Chief Executive Officer of the Company. Director of the Company since July 1, 2003.	37,257 Shares 121,562 Options

Michael L. Carroll Walnut Creek, California USA Director (independent) Member of the Audit Committee	Corporate Director. Director of the Company since January 1, 2011.	1,000 Shares 0 Options

William A. Fleckenstein(2) Seattle, Washington USA Lead Director (independent) Member of Nominating and Governance Committee	President of Fleckenstein Capital, Inc. (investment counselling firm). Director of the Company since May 9, 1997.	3,013 Shares 8,438 Options

Michael J.J. Maloney Seattle, Washington USA Director (independent) Chair of Nominating and Governance Committee Member of the Audit Committee	Private Investor. Director of the Company from September 25, 1995 to November 29, 1999; and re-elected March 2, 2000 to present.	62,412 Shares 5,212 Options

Robert P. Pirooz Vancouver, B.C. Canada General Counsel and Director (non-independent)	General Counsel of the Company. Director of the Company since April 30, 2007.	6,521 Shares 70,351 Options

Name, Residence and Position	Principal Occupation, Business or Employment Since 2006	Number of Shares Held
David C. Press West Vancouver, B.C. Canada Director (independent) Chair of the Health, Safety and Environment Committee Member of the Human Resources and Compensation Committee	Corporate Director. Director of the Company since May 13, 2008.	1,497 Shares 0 Options

Walter T. Segsworth West Vancouver, B.C. Canada Director (independent) Chair of the Human Resources and Compensation Committee Member of the Health, Safety and Environment Committee	Corporate Director. Director of the Company since May 12, 2009.	2,150 Shares 0 Options

______________

(1)	160,000 of these Shares are held by Kestrel Holdings Ltd., a private company owned by Mr. Beaty.

(2)
Lead Independent Director.  As Lead Independent Director, Mr. Fleckenstein holds in-camera meetings with all independent directors of the Board and reports back on those in-camera meetings to the Board.

The information as to the municipality and province or state of residence, principal occupation and business or employment is not within the knowledge of the directors or senior officers of the Company and has been furnished by the individual nominees.  The number of shares beneficially owned by each nominee or over which each nominee exercises control or direction set out in the above table has been obtained from publicly available insider reporting as at April 5, 2011 or has been provided by individual nominees.

None of the nominees for election to the Board named above are, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular:

(a)	subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)
subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as set out below, none of the nominees for election to the Board named above are, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director or executive officer of any company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or has, within ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Mr. Pirooz was formerly a director of Pacific Ballet British Columbia Society (the “Ballet”).  On December 23, 2008, within a year following Mr. Pirooz’s resignation from the board of directors of the Ballet, the

Ballet filed a Notice of Intention to Make a Proposal under subsection 50.4(1) of the Bankruptcy and Insolvency Act.  Subsequently, on January 9, 2009, the proposal was unanimously accepted by the creditors of the Ballet.

In addition, none of the above named nominees for election to the Board of the Company have been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a nominee as director.

C.	APPOINTMENT AND REMUNERATION OF AUDITORS

Deloitte & Touche LLP were first appointed auditors of the Company on October 26, 1993.

Unless otherwise instructed, the accompanying form of proxy will be voted for: (a) the reappointment of Deloitte & Touche LLP, Chartered Accountants, of Vancouver, British Columbia, as the auditors of the Company to hold office until the close of the next annual general meeting of the Company; and (b) the authorization of the Board to fix the remuneration to be paid to the auditors of the Company.

Fees paid or accrued by the Company and its subsidiaries for audit and other services provided by Deloitte & Touche LLP and its related entities during the years ended December 31, 2010 and 2009 were as follows:

	Year ended December 31, 2010 ($)	Year ended December 31, 2009 ($)
Audit Fees	$1,520,000	$1,813,000
Audit Related Fees	$56,000	nil
Tax-Related Fees	$47,000	$113,000
Other Fees	nil	nil
Total:	$1,623,000	$1,926,000

________________

The Audit Committee approved all audit and non-audit services provided by Deloitte & Touche LLP to the Company in 2010 and 2009.

D.	ADVISORY RESOLUTION TO EXECUTIVE COMPENSATION APPROACH

The Company is committed to being on the forefront of corporate governance issues.  Accordingly, at the Meeting, shareholders will be asked to consider and, if deemed advisable, to approve an ordinary advisory resolution with regard to supporting the Company’s approach to executive compensation.

Since the resolution is advisory in nature, it will not be binding on the Company. However, the Company and, in particular, the Human Resources and Compensation Committee, will consider the outcome of the vote as part of its ongoing review of executive compensation. For information on the Company’s approach to executive compensation see “Executive Compensation” beginning on page 17. In the absence of instructions to the contrary, the accompanying form of proxy will be voted “For” this ordinary resolution.

The full text of the resolution to approve the advisory resolution on executive compensation approach is as follows:

“BE IT RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in the Company’s information circular for the annual general and special meeting of shareholders of the Company to be held on May 18, 2011.”

CORPORATE GOVERNANCE

The Board believes that good corporate governance is important to the effective performance of the Company and plays a significant role in protecting shareholders’ interests and maximizing shareholder value.

National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) and National Instrument 58-201 - Corporate Governance Guidelines (“NI 58-201” and, together with NI 58-101, the “Corporate Governance Disclosure Rules”) as well as the provisions of the Sarbanes-Oxley Act of 2002 and the Nasdaq’s corporate governance requirements (the “Nasdaq Rules”) have established guidelines for effective governance of listed companies.  The Board is of the view that the Company’s system of corporate governance meets or exceeds these guidelines.

With the goal of continuously improving and enhancing its corporate governance standards and best practices, the Company introduced its first “say on pay” resolution at its annual general and special meeting of its shareholders held on May 10, 2010 (the “2010 AGM”).  In addition, the Board determined prior to the 2010 AGM that it would adopt a majority voting policy for the future election of directors and it has now instituted this policy as described more fully on page 5.

The Company’s overall corporate governance practices are compared with the NI 58-101 guidelines for effective corporate governance in Appendix “A” to this Information Circular.

CODE OF ETHICAL CONDUCT

As part of its stewardship responsibilities, in February of 2003, the Board adopted formal “Standards of Ethical Conduct” which were designed to deter wrong-doing and to promote honest and ethical conduct and full, accurate and timely disclosure. These standards were revised, amended and restated as a “Code of Ethical Conduct” (the “Code”) in December of 2005 in light of the adoption of the Corporate Governance Disclosure Rules. The Code is applicable to all of the Company’s directors, officers and employees.  The full text of the Code is available free of charge to any person upon request from the General Counsel of the Company at 1500 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6, Telephone: (604) 684-1175.  The Board, through the Nominating and Governance Committee and the Audit Committee, monitors compliance with the Code and is responsible for the granting of any waivers from the Code to directors or executive officers.  Disclosure will be made by the Company of any waiver from the requirements of the Code granted to the Company’s directors or executive officers in the Company’s quarterly report that immediately follows the grant of such waiver.

THE BOARD

The Board of Directors of the Company has overall responsibility for corporate governance matters through the development and approval of corporate policies and guidelines, assisting in the definition of corporate objectives and assessing key plans, and evaluating the performance of the Company on a regular basis.  Among other things, the Board is guided by legislative and other governance standards, as well as stock exchange rules and industry best practices.  In addition, the Board has developed a mandate which sets out written terms of reference for the Board’s authority, responsibility and function.  This mandate was revised, amended and restated in April 2003, March 2005 and again in November 2005, in light of the adoption of NI 52-110, the Corporate Governance Disclosure Rules, the provisions of the Sarbanes-Oxley Act of 2002 and the Nasdaq Rules.  The Board, as a whole or through its committees, periodically reviews and assesses the Company’s policies and guidelines, as well as the Company’s governance practices, to ensure they are appropriate and current.

The Board is comprised of individuals of the highest integrity, each of whom has the knowledge and skill necessary to contribute effectively to the oversight and guidance to the Company. The Board will always have a majority of independent directors.  Independence is in part a legal and regulatory construct, but is also evaluated on the basis that such directors are able to act objectively and in an unfettered manner, free from material relationships to the Company.

The Board has established four committees that each play a role in business of the Company.  In particular, the Board has established an Audit Committee, a Health, Safety and Environment Committee, a Nominating Committee and Governance Committee, and a Human Resources and Compensation Committee.  Each committee acts on issues that fall within its particular purview, but also on matters that overlap between committees and ultimately may involve the Board as a whole. The Board has developed charters or mandates for each of its committees which establish their specific roles and responsibilities, and has also adopted governance guidelines for certain of its committees.  Committee members are appointed annually following the Company’s annual meeting.

In fulfilling its governance responsibilities, the Board has delegated a significant portion of the day-to-day responsibility for corporate governance to the Nominating and Governance Committee.  The Nominating and Governance Committee is responsible for developing and implementing Board governance best practices and works closely with the Company’s General Counsel and its Corporate Secretary to ensure that it stays aware of developments and emerging trends in corporate governance.  The Nominating and Governance Committee regularly reports, advises and makes recommendations on governance related matters to the Board.  Please refer to the description of the Nominating and Governance Committee below for a more detailed description of its composition, function and responsibilities.

In addition, the Board relies on management to ensure the Company is conducting its everyday business to the appropriate standards and also to provide regular, forthright reports to the Board and its committees.

Composition of the Board and Independence

The Board currently consists of nine directors, seven of whom, Ross J. Beaty, William A. Fleckenstein, Michael L. Carroll, Michael J.J. Maloney, Paul B. Sweeney, David C. Press, and Walter T. Segsworth, qualify as independent directors under the Corporate Governance Disclosure Rules and the Nasdaq Rules, and are independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with their ability to act in the best interests of the Company.  Geoffrey A. Burns and Robert P. Pirooz are related directors who are not independent due to their management positions with the Company.  As such, the Board is currently 78% independent.

The independent members of the Board meet without the presence of the non-independent directors and management at every regularly scheduled meeting and at such other Board meetings as they deem appropriate.  In addition, the Audit Committee regularly holds in-camera sessions with the auditors of the Company or amongst themselves.  Other committees of the Board also hold in-camera sessions on an ad-hoc basis.

The Board has determined to reduce the size of the Board to eight members pursuant to its bylaws and will not replace Paul B. Sweeney, who will not be seeking re-election at the Meeting.  As a result, Board independence following this Meeting is expected to be 75% if management’s nominees are elected.

Due to the resignation of Michael Larson from the Company’s Board on December 31, 2010, and on recommendation of the Nominating and Governance Committee, the Board determined that it was in the best interests of the Company to appoint Michael L. Carroll to the Board pursuant to the bylaws of the Company, effective January 1, 2011, to replace Mr. Larson.  Mr. Carroll qualifies as an independent director under NI 52-110 and the Nasdaq Rules and is management’s nominee to fill the director position formerly held by Mr. Larson.  Mr. Carroll currently serves on the Audit Committee of the Board.

Board Committees

The following is a description of the composition and mandate for each of the committees of the Board.

Audit Committee

The Audit Committee is currently composed of three directors, each of whom is an unrelated and independent director for the purposes of the Corporate Governance Disclosure Rules and all of whom are independent directors for purposes of the Nasdaq Rules and as required by the Audit Committee Charter.  The Audit Committee regularly holds in-camera sessions without management present.

The Chairman of the Audit Committee is currently Paul B. Sweeney.  All members of the Audit Committee are financially literate.  The Company considers “financial literacy” to be the ability to read and understand a company’s fundamental financial statements, including a company’s balance sheet, income statement and a cash flow statement.  Mr. Sweeney has significant employment experience in finance and accounting - he previously served as the Chief Financial Officer of Canico Resource Corp., Manhattan Minerals Corp. and Sutton Resources Ltd. - and has the requisite professional experience in accounting to meet the criteria of a financial expert within the meaning of section 407 of the Sarbanes-Oxley Act of 2002.

The Audit Committee assists the Board in its oversight functions as they relate to the integrity of the Company’s financial statements and accounting processes, and the independent auditors qualifications and independence.  In this regard the Audit Committee has primary responsibility for the Company’s financial reporting, accounting systems and internal controls.  The Audit Committee has the following duties and responsibilities:

(i)	assisting the Board in fulfilling its responsibilities relating to the Company’s accounting and reporting practices;

(ii)	reviewing the audited financial statements of the Company and recommending whether such statements should be approved by the Board;

(iii)	reviewing and approving unaudited interim financial statements of the Company;

(iv)	reviewing and approving the Company’s MD&A and any press releases related to the annual and interim financial statements or any MD&A before the Company discloses this information;

(v)
recommending to the Board the firm of independent auditors to be nominated for appointment by shareholders at each annual general meeting of the Company and, where appropriate, the removal of the Company’s independent auditors;

(vi)	recommending to the Board the compensation to be paid to the independent auditors;

(vii)	reviewing the audit engagement and scope of audits to be conducted by the Company’s independent auditors;

(viii)	monitoring and evaluating the independence and performance of the Company’s independent auditors;

(ix)	overseeing the work of the Company’s independent auditors, including the resolution of disagreements between management and the independent auditors regarding financial reporting;

(x)	pre-approving all non-audit services to be provided to the Company by its independent auditors prior to the commencement of such services;

(xi)	in consultation with management and the independent auditors, reviewing the integrity, adequacy and timeliness of the Company’s financial reporting and internal control structure;

(xii)	monitoring the Company’s compliance with legal and regulatory requirements related to financial reporting and disclosure;

(xiii)	discussing with management and the independent auditor the adequacy and effectiveness of the Company’s financial accounting systems and internal control procedures;

(xiv)	reviewing and approving the appointment of the Company’s chief financial officer and key financial executives;

(xv)
establishing procedures for the receipt, retention, confidentiality and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

(xvi)	annually reviewing and reassessing the adequacy of the duties and responsibilities of the Audit Committee set out in the Board’s formal written mandate; and

(xvii)	any other matters that the Audit Committee feels are important to its mandate or that the Board chooses to delegate to it.

The Audit Committee is empowered to instruct and retain independent counsel or other advisors, set the pay and compensation for any such advisors and communicate directly with the independent auditors, as it determines necessary to carry out its duties, at the expense of the Company. The Audit Committee also has oversight responsibility for the Company’s internal audit group and function, and reviews and assesses internal audit findings.  Additional information relating to the Audit Committee is contained in the Company’s Annual Information Form for the year ended December 31, 2010 under the heading “Audit Committee” and in Appendix “A” thereto.

The Audit Committee has prohibited the use of the Company’s independent auditors for the following non-audit services:

•	bookkeeping or other services related to the accounting records or financial statements of the Company;

•
financial information systems design and implementation, except for services provided in connection with the assessment, design and implementation of internal account controls and risk management controls;

•
appraisal or valuation services, fairness opinions or contribution-in-kind reports, where the results of any valuation or appraisal would be material to the Company’s financial statements or where the accounting firm providing the appraisal, valuation, opinion or report would audit the results;

•	actuarial services;

•	internal audit outsourcing services;

•	management functions or human resources functions;

•	broker-dealer, investment advisor or investment banking services;

•	legal services; and

•	expert services unrelated to audits.

Human Resources and Compensation Committee

The Human Resources and Compensation Committee is currently comprised of three directors, each of whom is an independent director as required by the Human Resources and Compensation Committee Mandate, and for the purposes of both the Corporate Governance Disclosure Rules and the Nasdaq Rules.  In addition, none of the members of the Human Resources and Compensation Committee are currently executive officers of any other public company.  The Human Resources and Compensation Committee holds in-camera sessions without management present when deemed appropriate.

The Chairman of the Human Resources and Compensation Committee is Walter T. Segsworth.  The Human Resources and Compensation Committee reviews and makes recommendations to the Board in respect of the overall compensation strategy, salary and benefits, and succession planning, of the executive officers of the Company.  In addition, the Human Resources and Compensation Committee is responsible for reviewing any agreements with executive officers that may address retirement, termination of employment or special circumstances, and for the general compensation structure, policies and incentive programs of the Company, as well as delivering an annual report to shareholders on executive compensation.  The Human Resources and Compensation Committee annually reviews and makes recommendations to the Board for approval with respect to annual and long term corporate goals and objectives relevant for determining the compensation for the Chief Executive Officer, and annually reviews the performance of the Chief Executive Officer relative to the goals and objectives established.

Health, Safety and Environment Committee

The Health, Safety and Environment Committee currently consists of three directors, one of whom, Mr. Geoffrey Burns, is an executive member of the Board.  The Company believes that the Health, Safety and Environment Committee should have management nominees because they are in the best position to analyze any issues that arise in this area, as well as to effect and implement any desired changes or policies.

The Chairman of the Health, Safety and Environment Committee is David C. Press.  The Company recognizes that proper care of the environment and the health and safety of its employees is integral to its existence, its employees, the communities in which it operates and all of its operations.  Accordingly, the Company has directed its operating subsidiaries to conduct all operations in an environmentally ethical manner having regard to local laws, requirements and policies (the “Global Statement”) and to the Company’s Health and Safety Policy and Environmental Policy (the “HSE Policies”). The Company’s operating subsidiaries have responsibility for compliance with the Global Statement and the HSE Policies, and in connection therewith, are committed to, inter alia:

(i)	complying with applicable environmental laws and regulations of the countries and regions in which they operate;

(ii)	exploring, designing, constructing, operating and closing mining and processing operations by utilizing effective and proven practices that minimize potentially harmful environmental impacts;

(iii)	educating employees regarding environmental matters and potential work environment hazards, and how to implement accident prevention programs;

(iv)	conducting regular reviews and reporting findings to management and the Board to ensure complete and transparent corporate wide knowledge of the Company’s environmental performance;

(v)	ensuring that emergency response plans are in place at each operation to protect against unforeseen events that may harm the environment;

(vi)	developing, operating and auditing environmental management systems at each of the Company’s operations that meet or exceed those in use by other peer companies;

(vii)	providing a safe work environment by minimizing and/or eliminating hazards;

(viii)	providing for audits of health and safety programs; and

(ix)	developing and operating health and safety management programs at each of the Company’s operations.

The Health, Safety and Environment Committee oversees audits made of all construction, exploitation, remediation and mining activities undertaken by the Company’s operating subsidiaries, to assess consistency with the Global Statement, HSE Policies and industry best practices.

Nominating and Governance Committee

The Nominating and Governance Committee currently consists of two directors, each of whom is an independent director as required by the Nominating and Governance Committee Charter, and for the purposes of both the Corporate Governance Disclosure Rules and the Nasdaq Rules.  The Nominating and Governance Committee holds in-camera sessions without management present when deemed appropriate.

The Chairman of the Nominating and Governance Committee is Michael J.J. Maloney.  The Nominating and Governance Committee:

(i)	oversees the effective functioning of the Board;

(ii)	oversees the relationship between the Board and management of the Company;

(iii)	ensures that the Board can function independently of management at such times as is desirable or necessary;

(iv)	assists the Board in providing efficient and effective corporate governance for the benefit of shareholders;

(v)	identifies possible nominees for the Board, and review nominee and member qualifications;

(vi)	ensures that new directors are provided with an orientation and education program;

(viii)	evaluates the performance of each individual director; and

(ix)	reviews the Company’s Code of Ethical Conduct.

The Nominating and Governance Committee also reviews and makes recommendations to the Board with respect to:

(i)	the independence of each director;

(ii)	the competencies, skills and experience that each existing director should possess;

(iii)	the appropriate size and composition of the Board;

(iv)	the appropriateness of the committees of the Board, their mandates and responsibilities and the allocation of directors to the committees;

(v)	the compensation of the directors of the Company in light of time commitments, comparative fees, risks and responsibilities;

(vi)	the directorships, if any, held by the Company’s directors and officers in other corporations; and

(vii)	the Company’s corporate governance disclosure.

Summary of Attendance of Directors

The following table sets out the attendance of directors at Board meetings and meetings of the committees of the Board of which they were members during the year ended December 31, 2010:

Director	Board	Audit	Human Resources and Compensation	Nominating and Governance	Health, Safety and Environment	Total Attendance
	8 meetings	5 meetings	5 meetings	3 meetings	4 meetings
Ross J. Beaty	8	-	-	-	-	100%
Geoffrey A. Burns	8	-	-	-	4	100%
William A. Fleckenstein	8	-	-	3	-	100%
Michael Larson	7	5	-	-	-	92%
Michael J.J. Maloney(1)	7	5	3 (of 3)	3	-	95%
Paul B. Sweeney	8	5	5	-	-	100%
Robert P. Pirooz(2)	8	-	-	-	2 (of 2)	100%
David C. Press	8	-	5	-	4	100%
Walter T. Segsworth (1)	8	-	2 (of 2)	-	4	100%
______________

(1)	Michael J.J. Maloney resigned from the Human Resources and Compensation Committee on May 10, 2010 and was replaced by Walter T. Segsworth.

(2)	Robert P. Pirooz resigned from the Health, Safety and Environment Committee on May 10, 2010.

COMPENSATION OF DIRECTORS

The Company establishes director compensation based on a comparative with other companies in the mining industry and in contemplation of the duties and responsibilities of the directors, both at a Board level and for each of its committees. The Company’s approach to director compensation is based on offering competitive compensation to recruit and retain highly qualified individuals to serve on its board.  The Company’s independent directors are paid for their services as directors through a combination of retainer and meeting fees.  Executive directors are not paid for their services as directors.

The following table details the retainer and meeting fee structure for the Company’s independent directors for the year ended December 31, 2010:

DIRECTOR RETAINER AND MEETING FEES 2010
Type	Amount
Annual Board Chairman Retainer	CAD$100,000
Annual Board Retainer (non-Chairman)(1)	$70,000
Lead Director Annual Retainer	$10,000
Audit Committee Chair retainer	$14,000
audit Committee Member Retainer	$6,000
Human resources and Compensation Committee Chair Retainer	$5,000
Health, Safety and Environment Committee Chair Retainer	$5,000
Nominating and Governance Committee Chair Retainer	$3,000
Board and Committee Meeting Fee (Per meeting)	$1,000
______________

(1)	Payable in cash, shares or options as described below

Other than the Chairman, each non-executive director of the Company receives an annual Board retainer fee of $70,000, starting on the date of the annual meeting at which he or she is elected or re-elected as a director and ending on the date immediately prior to the date of the Company’s next annual meeting.  At the election of each non-executive director, the retainer fee, net of applicable taxes, is received as either:

(i)	cash;

(ii)	Shares based on the 10-day weighted average of the Shares on the Nasdaq National Market immediately prior to the annual general meeting; or

(iii)
options to purchase Shares according to the Black-Scholes formula. The exercise price of such options will be equal to the weighted average trading price of the Shares on the Nasdaq National Market on the five trading days (on which at least one board lot of the Shares was traded) prior to the annual general meeting. The options will vest immediately and will expire ten years after the date on which they were granted.

In 2010, four non-executive directors elected to receive a cash payment pursuant to subsection (i) above, one non-executive director elected to receive Shares pursuant to subsection (ii) above and one director elected to receive options to purchase Shares pursuant to subsection (iii) above.

In 2010, the Chairman received an annual fee of CAD$100,000, paid in cash net of applicable taxes, plus reimbursable expenses of approximately CAD$100,000 to cover the administrative costs of running the Chairman’s office.

All non-Canadian resident directors also receive the cost of their Canadian tax filings as part of their compensation.  The Company reimburses its directors for reasonable out-of-pocket expenses related to their attendance at meetings or other expenses incurred for corporate purposes.

Based on a review of directors compensation in 2010, the directors fees will be increased beginning on May 18, 2011 to the following: the basic retainer will be increased from $70,000 to $90,000, the total retainer fees and administrative costs paid to the Chairman will be increased from CAD$200,000 to CAD$220,000, the Human Resources and Compensation Committee and Health Safety & Environment Committee chair fee will be increased from $5,000 to $8,000, and the Nominating and Governance Committee chair fee will be increased from $3,000 to $5,000.  These increases will take effect after the Meeting.

The following table sets forth all amounts of compensation provided to the directors for the Company’s financial year ended December 31, 2010, with the exception of Geoffrey A. Burns and Robert P. Pirooz who receive compensation as executives of the Company but who do not receive compensation for services as directors of the Company.

Director Compensation Table

Name	Fees earned (1) ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
William A. Fleckenstein	91,000	-	-	-	-	1,214(5)	92,214
Michael Larson	88,000	-	-	-	-	1,320(5)	89,320
Michael J.J. Maloney	32,000	-	70,000(6)	-	-	1,214(5)	103,214
Paul B. Sweeney	102,000	-	-	-	-	-	102,000
David C. Press	92,000	-	-	-	-	-	92,000
Robert P. Pirooz	-	-	-	-	-	-	Nil(2)
Geoffrey A. Burns	-	-	-	-	-	-	Nil(2)
Ross J. Beaty	95,813(3)	-	-	-	-	97,093(4)	192,906
Walter T. Segsworth	17,233	70,000(6)	-	-	-	-	87,233
______________

(1)	Includes Board annual retainer fees, plus committee retainer fees and all meeting attendance fees.

(2)	Mr. Pirooz and Mr. Burns are executive members of the Board and therefore receive no compensation for services as a director.

(3)	CAD $100,000 converted using the noon exchange rate on the date of payment of 1 CAD = 0.9581 USD.

(4)	CAD $100,000, representing the administrative costs of running the Chairman’s office, converted to US currency at 1 CAD = 0.9709 USD, which was the average exchange rate for 2010.

(5)	Includes costs provided to non-Canadian resident directors for the preparation of their Canadian tax returns.

(6)	In Lieu of a cash Board retainer fee, Mr. Segsworth elected to receive shares and Mr. Maloney elected to receive options.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Company maintains three Directors’ and Officers’ Liability Insurance Policies covering a period of one year from August 31, 2010 (the “Policy Year”) with an aggregate limit of liability of $30,000,000 to cover the directors and officers of the Company and its subsidiaries, individually and as a group.  Included in this $30,000,000 limit is a Side A DIC Policy being a $10,000,000 limit dedicated to directors and officers.  The Company would bear the first $100,000 of any loss, except in the cases of losses arising in connection with securities claims (a defined term) where the insured company would bear the first $250,000 of any loss.  The Company paid aggregate premiums of $241,000 for such insurance for the Policy Year.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth a summary of the total compensation paid to, or earned by, the Company’s Chief Executive Officer, Chief Financial Officer and the three other most highly paid executive officers of the Company and any of its subsidiaries (each a “Named Executive Officer”) during the three most recently completed financial years.

Summary Compensation Table

Name and Principal Position	Year	Salary (CAD$)	Share-based awards (CAD$)(1)	Option-based awards (CAD$)(1)	Non-equity incentive plan Compensation (CAD$)		Pension value (CAD$)	All Other Compensation (CAD$)	Total Compensation (CAD$)
					Annual incentive plans(1)	Long-term incentive plans
Geoffrey A. Burns President and Chief Executive Officer	2010 2009 2008	530,000 466,673 474,750	321,975 90,000 81,000	107,325 270,000 243,000	262,350 319,688 0	n/a	n/a	202,040 233,540(4) 28,350(4)	1,423,690 1,379,901 827,100
A. Robert Doyle Chief Financial Officer	2010 2009 2008	305,450 261,333 267,562	153,656 42,000 37,800	51,219 126,000 113,400	139,766 144,428 0	n/a	n/a	125,000 139,700(4) 13,230(4)	775,091 713,461 431,992
Steven L. Busby Chief Operating Officer	2010 2009 2008	409,000 359,333 358,521	140,594 63,525 57,173	140,594 190,575 171,518	215,236 222,578 0	n/a	n/a	125,000 147,234(4) 20,010(4)	1,030,424 983,245 607,222
Michael Steinmann Executive Vice President, Geology and Exploration	2010 2009 2008	403,000 354,667 317,042	216,109 62,700 56,430	72,036 188,100 169,290	196,966 242,963 0	n/a	n/a	125,000 196,945(2)(4) 39,751(3)(4)	1,013,111 1,045,375 582,513
Andres Dasso Senior Vice President, Operations	2010 2009 2008	392,000 345,333 330,868	176,400 50,875 45,788	58,800 152,625 137,363	202,860 195,429 0	n/a	n/a	125,000 142,806(4) 182,868(4)	955,060 877,068 696,877
______________

(1)
Annual Incentive Plan awards are paid in the calendar year following the year in which the employee’s performance is assessed.  For example, the Annual Incentive Plan award referenced for 2010 was paid in February 2011.

(2)	Includes Presidential Award of $20,000 CAD for extraordinary service to the Company.

(3)	Includes Special Bonus of $50,000 for extraordinary service to the Company.

(4)	Includes a tax gross-up payment to the Named Executive Officers with respect to share-based awards and payments under the Company’s retention plans.

Long-Term Incentive Plan

The long-term incentive plan was initially approved by the Board on December 9, 2005 and was amended to reflect the Plan on August 12, 2008, and further amended on September 24, 2010 (the “Long-Term Incentive Plan”).  No options, Shares or other securities are issued under the Long-Term Incentive Plan.  Under the terms of the Long-Term Incentive Plan, guidance is provided regarding the grant of stock options and Compensation Shares under the Company’s stock option and compensation share plan (the “Stock Option Plan”) to those holding senior management positions with the Company.

The Long-Term Incentive Plan was designed to create a sense of ownership by the key employees of the Company and to link the compensation of such employees with the performance of the Company.  It provides guidelines for calculating an incentive target award for each eligible employee of the Company related directly to each employee’s individual annual performance, long term potential, and long term contributions to the Company.  Targets are based on an employee’s base salary and are dependent on an employee’s responsibilities and contribution with regard to the long-term performance of the Company.

Please refer to the more detailed description of the Long-Term Incentive Plan on page 24 herein.

Stock Options

The Stock Option Plan, which governs the Company’s issuance of stock options and Compensation Shares, was established by the Board on May 13, 2008 (and approved by shareholders on May 13, 2008) and was amended on May 10, 2010.  Awards of stock options or Compensation Shares under the Stock Option Plan are granted in accordance with the guidance provided by the Long-Term Incentive Plan.  The Stock Option Plan contemplates (i) the granting of options to purchase Shares and/or (ii) the direct issuance of Compensation Shares to executive officers, directors and service providers of the Company.

The purpose of granting such options and/or Compensation Shares is to assist the Company in attracting, retaining and motivating executive officers, directors and service providers and to align the personal interests of such executive officers, directors and service providers to those of the Company’s shareholders.  The Stock Option Plan is intended to be competitive with the benefit programs of other companies in the mining industry, and complies with the rules set forth for such plans by the TSX and Nasdaq.

Any grant of options under the Stock Option Plan will be within the discretion of the Board, and the term of any options granted will also be at the discretion of the Board, but will not be in excess of ten years.  The Stock Option Plan also gives authority to the Board to issue up to 200,000 Compensation Shares in each calendar year. The maximum number of Shares which may be issued pursuant to options granted or Compensation Shares issued under the Stock Option Plan may be equal to, but will not exceed 6,461,470 Shares.  The number of Shares which may be issuable to any one optionee under the Stock Option Plan together with all of the Company’s other previously established or proposed share compensation arrangements, shall not exceed 5% of the total number of issued and outstanding common shares in the capital of the Company on a non-diluted basis. The number of Shares which may be issued to Insiders under the Stock Option Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, in aggregate, shall not at any time exceed 10% of the total number of issued and outstanding common shares in the capital of the Company on a non-diluted basis.  In addition, the number of Shares which may be issuable under the Stock Option Plan, together with all the Company’s other previously established or proposed share compensation arrangements, within a one year period: (i) to insiders of the Company in aggregate, shall not exceed 7% of the outstanding issue; (ii) to one optionee who is an insider of the Company or any associates of such insider, shall not exceed 2% of the outstanding issue; and (iii) to any non-employee director, other than the Chairman of the Board, shall not exceed an equity award value of $100,000 (other than Options or Shares granted or taken in lieu of cash fees).

The exercise price of options granted under the Stock Option Plan will be the weighted average trading price of Shares on the TSX for the five trading days prior to the grant date.  The Stock Option Plan provides for an optional cashless exercise mechanism where the optionee elects to relinquish the right to exercise their unexercised vested options and receive, in lieu thereof, a number of fully paid Shares. The number of Shares issuable pursuant to any such cashless exercise is equal to the quotient obtained by dividing the product of the number of unexercised vested options tendered for disposition multiplied by the difference between the market price and the option price of all Shares subject to the tendered unexercised vested options by the market price of one Share.  Under the Stock Option Plan, options are non-assignable and non-transferable , and subject to such vesting provisions as the Board in their sole discretion shall determine.  Where an option holder’s employment with the Company is terminated, otherwise than for cause or by reason of death or disability, options granted under the Stock Option Plan will terminate on the earlier of: (i) the expiry date of the options; (ii) 30 days after termination of employment; or (iii) the date the option holder ceases to be a service provider.  In the event of termination for cause, the options will terminate immediately upon the date which the individual ceases to be a director, officer or service provider.  In the event the individual ceases to be a director, officer or service provider due to death or disability, the options granted under the Stock Option Plan will terminate upon the earlier of: (i) the expiry date; and (ii) 12 months after the date of death or disability.  The Stock Option Plan also contains an adjustment mechanism to alter the exercise price or number of shares issuable under the Stock Option Plan upon a share reorganization, corporate reorganization or other such event not in the ordinary course of business.  In the event of a take-over bid or change of control, 50% of an option holder’s unvested outstanding options will vest and are conditionally exercisable until immediately before the completion of the take-over bid or change of control, provided that: (i) any options that are unvested or unexercised by the completion of the take-over bid or change of control become null and void; and (ii) in the event the take-over bid or change of control is not completed within 90 days of the proposed completion date, the option holder will be refunded any payments made to exercise the options, the exercised options will be reissued, and the purported exercise of the options will be null and void.

Except where not permitted by the TSX, where an option expires during a time when, pursuant to any policies of the Company, any securities of the Company may not be traded by certain persons as designated by the Company, including any holder of options under the Stock Option Plan (the “Black Out Period”) or within ten business days following the end of such Black Out Period, the term of such options will be extended to the end of day that is ten business days following the end of the applicable Black Out Period.

The Stock Option Plan provides that the Board to make certain limited amendments to the Stock Option Plan or any option without shareholder approval, including (i) amendments of a “housekeeping” nature, including any amendment for the purpose of curing any ambiguity, error, inconsistency or omission in or from the Plan or any related option agreement; (ii) a change to the vesting provisions of an option; (iii) extensions to the term of an option held by a person (other than an insider of the Company); (iv) accelerating the expiry date of an option; amending the definitions contained within the Stock Option Plan; (v) amending or modifying the mechanics of the exercise of options (except with respect to the requirement that full payment be received for the exercise of options); (vi) amendments that are necessary to comply with the provisions of applicable laws or the rules, regulations and policies of the TSX; (vii) amendments relating to the administration of the Stock Option Plan; (viii) amendments that are necessary to suspend or terminate the Stock Option Plan; and (ix) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations, and policies of the TSX and Nasdaq).

The Stock Option Plan expressly requires shareholder approval for: (i) amendments that increase the number of Shares issuable under the Stock Option Plan, except in certain circumstances as contemplated in the Plan; (ii) any reduction in the option price of an option if the optionee is not an insider of the Company at the time of the proposed amendment; and (iii) amendments required to be approved by shareholders under applicable law (including, without limitation, pursuant to the rules, regulations and policies of the TSX and Nasdaq).

The Stock Option Plan expressly requires disinterested shareholder approval for: (i) amendments to the Plan that could result at any time in the number of Shares reserved for issuance under the Stock Option Plan to insiders of the Company exceeding 10% of the outstanding issue; (ii)  any reduction in the option price of an option if the optionee is an insider of the Company at the time of the proposed amendment; and (iii) amendments requiring disinterested shareholder approval under applicable law (including, without limitation, pursuant to the rules, regulations and policies of the TSX and Nasdaq).

As at April 5, 2011, there were options outstanding under the Stock Option Plan to acquire up to 936,674 Shares which represents 0.87% of the Company’s non-diluted share capital. Under the Stock Option Plan, the Company has reserved a maximum of 6,461,470 Shares, which represents 5.99% of the Company’s non-diluted share capital, which may be issued pursuant to options granted or Compensation Shares issued.

The Company provides no financial assistance to facilitate the purchase of Shares to directors, officers or employees who hold options granted under the Stock Option Plan.

The following table sets forth information concerning all awards outstanding for each Named Executive Officer during the Company’s most recently completed financial year.

Outstanding Share-Based Awards and Option-Based Awards Table

	Option-based Awards				Share-based Awards
Name	Number of Securities underlying unexercised options (#)	Option exercise price (CAD$)	Option expiration date	Value of unexercised in-the-money options (CAD$)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (CAD$)
Geoffrey A. Burns President and Chief Executive Officer	17,634 16,909 30,167 31,653 15,547 9,652	28.41 36.66 17.73 25.18 22.23 40.22	Jan 2, 2012 Jan 10, 2013 Mar 11, 2014 Jan 4, 2015 Feb 26, 2015 Dec 10, 2017	220,778 72,201 699,874 498,535 290,729 6,853	-	-
A. Robert Doyle Chief Financial Officer	7,104 80,16 14,078 14,771 15,547 4,606	28.41 36.66 17.73 25.18 22.23 40.22	Jan 2, 2012 Jan 10, 2013 Mar 11, 2014 Jan 4, 2015 Feb 26, 2015 Dec 10, 2017	88,942 34,228 326,610 232,643 290,729 3,270	-	-
Steven L. Busby Chief Operating Officer	13,606 10,752 31,940 22,342 15,547 12,643	28.41 36.66 17.73 25.18 22.23 40.22	Jan 2, 2012 Jan 10, 2013 Mar 11, 2014 Jan 4, 2015 Feb 26, 2015 Dec 10, 2017	170,347 45,911 741,008 351,887 290,729 8,977	-	-
Michael Steinmann Executive Vice President, Geology and Exploration	7,415 9,319 21,016 22,052 15,547 6,478	28.41 36.66 17.73 25.18 22.23 40.22	Jan 2, 2012 Jan 10, 2013 Mar 11, 2014 Jan 4, 2015 Feb 26, 2015 Dec 10, 2017	92,836 39,792 487,571 347,319 290,729 4,599	-	-
Andres Dasso Senior Vice President, Operations	12,770 9,267 25,580 17,893 5,288	28.41 36.66 17.73 25.18 40.22	Jan 2, 2012 Jan 10, 2013 Mar 11, 2014 Jan 4, 2015 Dec 10, 2017	159,880 39,570 593,456 281,815 3,754	-	-
______________

(1)	The closing price of Shares on the TSX as at December 31, 2010 was $40.93 CAD.

The following table sets forth information concerning the value of all awards that have vested or been earned by each of the Named Executive Officers for the financial year ended December 31, 2010.

Incentive Plan Awards Table

Name	Option-based awards – Value vested during the year (CAD$)	Share-based awards – Value vested during the year (CAD$)	Non-equity incentive plan compensation – Value earned during the year (CAD$)
Geoffrey A. Burns President and Chief Executive Officer	351,457	196,957	462,350
A. Robert Doyle Chief Financial Officer	164,009	93,994	264,766
Steven L. Busby Chief Operating Officer	248,075	85,990	340,236
Michael Steinmann Executive Vice President, Geology and Exploration	244,860	132,203	321,966
Andres Dasso Senior Vice President, Operations	198,679	107,910	327,860

Termination of Employment, Change in Responsibilities and Employment Contracts

Each of the Named Executive Officers are currently engaged under employment contracts. Each of these contracts is for an indefinite term and each provides for a base salary (as may be adjusted annually by such amount as the Board determines upon recommendation by the Human Resources and Compensation Committee), discretionary bonus, grant of stock options, vacation time, and various benefits including life, disability, medical and dental insurance.  The employment contracts also provide for termination payments in certain circumstances.

With respect to the employment contracts for Mr. Doyle, Mr. Steinmann, Mr. Busby and Mr. Dasso, in the event of termination without just cause, the contracts provide for a termination payment equal to two year’s annual salary.  The employees would also be entitled to benefits for the same period (subject to certain limitations), plus an amount equal to two times the employees annual target Annual Incentive Plan (“AIP”) payment in lieu of certain other incentive payments.  These contracts also contain change of control provisions such that, if a person acquires or gains control of more than 50% of the outstanding common shares of the Company or acquires sufficient shares to replace a majority of the Company’s Board with its nominees and does so, the employee may, in certain circumstances, resign within nine months of the change of control and be entitled to additional payment.  Where such a circumstance occurs, the contracts provide for payment equal to two year’s annual salary, benefits for the same period (subject to certain limitations), plus an amount equal to two times the employees annual target AIP payment in lieu of certain other incentive payments and entitlements.

With respect to the employment contract for Mr. Burns, in the event of termination without just cause, the contract provides for a termination payment equal to two year’s annual salary plus one month’s salary for each fully completed year of continuous employment with the Company, in the aggregate not to exceed three times annual salary.  Mr. Burns would also be entitled to benefits for the same period (subject to certain limitations), plus an amount equal to two times the employees annual target AIP payment in lieu of certain other incentive payments.  Mr. Burns’ contract also contains change of control provisions such that, if a person acquires or gains control of more than 50% of the outstanding common shares of the Company or acquires sufficient shares to replace a majority of the Company’s Board with its nominees and does so, the employee may, in certain circumstances, resign within twelve months of the change of control and be entitled to additional payment.  Where such a circumstance occurs, the contracts provide for payment equal to two year’s annual salary plus one month’s salary for each fully completed year of continuous employment with the Company, in the aggregate not to exceed three times annual salary, benefits for the same period (subject to certain limitations), plus an amount equal to twice the employees annual target AIP payment in lieu of certain other incentive payments and entitlements.

Share Ownership

The Human Resources and Compensation Committee has recommended minimum requirements, as outlined below, for share ownership by the following executive officers:  President & CEO; Chief Operating Officer; Chief Financial Officer; Executive Vice President Geology & Exploration; Senior Vice President, Mining Operations; Senior Vice President, Project Development; and General Counsel.

After 24 months employment	minimum 1,500 shares
After 48 months employment	minimum 3,000 shares
After 60 months employment	minimum 5,000 shares

The Human Resources and Compensation Committee annually reviews compliance with the foregoing requirements and as at April 5, 2011, these requirements were satisfied.

REPORT ON EXECUTIVE COMPENSATION

The Company’s compensation structure is designed to be competitive with the compensation arrangements of other Canadian mining companies with international operations of similar size and scope, to reward the achievement of defined individual and corporate goals, and to align the interests of the executive with shareholders by rewarding performance that is likely to increase shareholder value.

Shareholder value in the Company is primarily driven by results, both in terms of its financial strength and in operating measures such as production and mineral reserve and resource growth.  As such, individual and Company performance is based on these and other results through the setting of short-term and long-term performance objectives which include, for example, targets for production, cost reduction, increased safety, mineral reserve and resource growth and project advancement and which are tied directly to the Company’s annual budget, which is approved by the Board.  Individual performance is also evaluated against expectations for fulfilling their individual responsibilities and goals within their particular employment function and area of expertise, and therefore is a reflection of their contribution to the Company’s success.  As described in more detail below, executive compensation is in many respects dependent on achieving such individual and Company performance results and is, therefore, linked to creating shareholder value.

The compensation structure that has been developed complies with the Company’s statement of Compensation philosophy which was adopted in February 2005 and amended in February 2009.  The Company’s philosophy is to provide a total compensation package with an approximate positioning at the 60th percentile comparably against other companies in the mining industry.

Each executive officer’s position is evaluated to establish skill requirements and level of responsibility and this evaluation provides a basis for internal and external comparisons of positions.  In addition to industry comparables, the Board and the Human Resources and Compensation Committee consider a variety of factors when determining both compensation policies and programs and individual compensation levels.  These factors include the long term interests of the Company and its shareholders, overall financial and operating performance of the Company and the Board’s and the Human Resources and Compensation Committee’s assessment of each executive’s individual performance and contribution towards meeting corporate objectives.

The Company’s compensation practices are regularly monitored by the Human Resources and Compensation Committee and modified as required, to ensure the Company maintains its competitiveness and that it appropriately recognizes growth and change within the organization.  The Company has traditionally utilized HayGroup (“Hay”), an independent consultant, to assist in conducting the executive compensation review.

Detailed job descriptions have been prepared and are updated for each of the senior management positions in the Company.  Where their participation is sought, Hay evaluates each position against appropriate, comparable and consistent data utilizing its proprietary point system.  Hay then awards a point value to each position and the position and corresponding point value are compared to Hay’s Mining Review Compensation survey data.  The survey utilizes compensation data from mining companies in Canada with comparable positions.  Based on this market data, recommendations are submitted to the Human Resources and Compensation Committee to review and if appropriate adjust base salaries, short-term incentive targets and long-term incentive targets.  The Human Resources and Compensation Committee then makes recommendations for changes to executive compensation to the Board.

Executive officer total compensation is composed of four major components:  base salary, a cash short-term incentive program, long-term incentives and extended group benefits.  In addition, the Board of Directors approved a three-year retention program in June 2008 for certain key employees.  In 2009, the retention program was amended to extend payments over a period of four years, with no changes to the total payout values or program participants.

The decision making process related to executive compensation is summarized as follows:

Base Salary

Base salaries are determined following a review of market data for similar positions in Canadian mining companies with international operations of comparable size and scope.  The salary for each executive officer’s position is then determined having regard for the incumbent’s responsibilities, the financial capacity of the Company, potential for advancement, and the assessment of the Board and the Human Resources and Compensation  Committee of such other matters as are presented by management, including industry comparable base salaries for similar positions.

Annual Incentive Plan

The second component of the executive officers’ compensation is an annual cash bonus earned under the guidelines of the Company’s AIP.  AIP payments are determined on the basis of Company and individual performance with 50% of the AIP payment based on Company performance and 50% based on individual performance, with the exception of the Chief Executive Officer whose AIP payment is based 100% on Company performance.  The ratio may be adjusted from year to year by the Human Resources and Compensation Committee, depending on the level of Company, departmental or individual focus desired.

The AIP formula is as follows:

Company Incentive Pay = (Total Target Pay) x (Company performance) x 50%

Individual Incentive Pay = (Total Target Pay) x (Individual performance) x 50%

Total Incentive Pay = Company Incentive Pay + Individual Incentive Pay

The AIP Target Pay ranges from 45% to 50% of base salary for the Named Executive Officers, other than the Chief Executive Officer whose AIP Target Pay is 55% of base salary.

Both the individual and Company performance components are compared to a set of annual objectives that have been pre-determined and, in the case of the Company performance, approved by the Board.  Company performance objectives include targets for production, cost reduction, increased safety, mineral reserve and resource growth and project advancement and are tied directly to the Company’s annual budget, which is also approved by the Board.  Individual performance is based on weighted goals established within the individuals primary area of responsibility and a substantial portion of each individual’s objectives are linked to supporting the achievement of Company performance objectives.  Company and individual performance are then determined by evaluating the level of achievement of the pre-determined targets on a 0% - 200% basis.

For 2010, the Company’s performance rating against pre-established annual objectives was 90%.

AIP awards are paid in the year following the year in which the recipient’s performance is assessed.  AIP awards were paid in March 2011 with respect to performance in 2010.

Long-Term Incentive Plan

The third component of the executive officers’ compensation is the granting of stock options and issuance of Compensation Shares.  The Human Resources and Compensation Committee or the Board, subject to approval by regulatory authorities, may grant stock options and Compensation Shares on an annual basis to senior managers and executive officers pursuant to the Stock Option Plan.  The Long-Term Incentive Plan is intended to help attract and retain employees by providing them with an opportunity to participate in the future success of the Company and to align the interest of the employee with those of the Company and its shareholders. Participation is limited to key management positions who have responsibility for influencing the policy, strategy and the long-term performance of the Company.

The Company’s Long-Term Incentive Plan provides guidance regarding the grant of options and Compensation Shares to those holding senior and corporate management positions.  The Long-Term Incentive Plan provides guidelines for calculating the annual Long-Term Incentive Plan target for each eligible employee, based on a percentage of base salary.  The Long-Term Incentive Plan is based on individual performance measures, long term potential, and long term contributions to the Company, and is reviewed annually.  The formula for the Long-Term Incentive Plan calculation is as follows:

Base Salary x Target LTIP x Performance Rating

The Long-Term Incentive Plan targets range from 50% to 55% of base salary for the Named Executive Officers, other than the Chief Executive Officer, and is 60% of base salary for the Chief Executive Officer.  Performance is assessed using a point scale, which correlates in ranges to a percentage performance rating between 0% and 120%.

In September of 2010, the Long-Term Incentive Plan was amended to permit the participants to elect to receive up to a maximum of 75% of his/her annual award in common shares.  Previously, all participants received 75% of their personal award in options to purchase common shares and the remaining 25% of their award in common shares.  Additionally, the tax gross up feature of the Long-term Incentive Plan was eliminated, making the common share component of all awards net of required withholding taxes. Long-term Incentive Plan payout maximums were increased to 135% of target from 120%, to compensate for the elimination of the tax gross up feature.  Staged "vesting" was modified, allowing 50% of options granted in a particular year to vest on the one year anniversary of being granted, and the other 50% on the second anniversary of being granted.  The option period for new grants was also extended from 5 to 7 years.

Extended Group Benefits

The fourth component of the executive officers’ compensation is extended group benefits.  The Company makes available an array of quality group benefit alternatives to address employee health and other needs, and those of their dependents.

Key Employee Long Term Contribution Plan

An additional element of the Company’s compensation structure is a retention program known as the Key Employee Long Term Contribution Plan (the “Contribution Plan”).  The Contribution Plan was approved by the directors of the Company on June 2, 2008 in response to the intensely competitive labour market in the mining sector that existed in early 2008, during which period highly qualified and experienced professionals were being actively approached and recruited by other mining and exploration companies.  The Contribution Plan was designed and implemented to reward certain key employees of the Company over a fixed time period for remaining with the Company.

The Contribution Plan was amended in 2009 for all participants, with payments extended over four years instead of three years.  The Contribution Plan is a four-year plan with a percentage of the total retention bonus payable at the end of each year of the program provided that the individual is still an employee of the Company.  The Contribution Plan design consists of three bonus levels that are commensurate with various levels of responsibility, and provides for a specified annual payment for four years which started in June 2009.  Each year, the annual contribution award will be paid in the form of either cash or Shares of the Company.  No Shares will be issued from the treasury pursuant to the Contribution Plan without the prior approval of the Contribution Plan by the shareholders of the Company and any applicable securities regulatory authorities.  As at December 31, 2010, there were 23 individuals eligible to receive retention bonus payments under the Contribution Plan and the aggregate value expected to be paid in cash or issued in Shares over the four-year period of the Contribution Plan is CAD $10.4 million.

The Chief Executive Officer is not an eligible participant under the Contribution Plan, but has a separate retention program (the “President and CEO Contribution Plan”) that was instituted for the same purpose as the Contribution Plan.  The terms of the President and CEO Contribution Plan are substantially similar to the Contribution Plan, providing for a specified annual payment for four years which started in June 2009.  However, unlike eligible individuals under the Contribution Plan, the recipient under the President and CEO Contribution Plan is required to use the after-tax award to purchase common shares of the Company on the open market within a specified time period and further requires that the recipient hold those securities for a defined period of time.

CHIEF EXECUTIVE OFFICER COMPENSATION

The Chief Executive Officer’s compensation package is established after an independent review of compensation practices within a group of Canadian mining companies of similar size and scope, as described previously under the heading “Report on Executive Compensation”.  This market data set is also used to develop compensation recommendations for other members of the Company’s executive group.

Base Salary

The base salary compensation for the Chief Executive Officer is determined on the basis of a review of market data for similar positions in Canadian mining companies with international operations of comparable size and scope as described under the heading “Report on Executive Compensation”.

Annual Incentive Plan

The AIP compensation paid to the Chief Executive Officer is based on achieving certain corporate goals and objectives which are set at the start of each year and approved by the Board of Directors.  The Chief Executive Officer’s AIP award is based 100% on Company performance for the financial year.  The Chief Executive Officer has a target AIP award of 55% of salary, with an annual incentive opportunity ranging from 0% to 110% of salary.

There are three categories of annual corporate objectives.  The first category represents metrics that should contribute to an increase in shareholder value and include increasing the Company’s silver production per share and increasing the Company’s proven and probable silver reserves per share.  The second category is focused on growth and measures exploration success and the development and construction progress in the Company’s major new mining projects.  The third category measures operating performance and includes annual targets for silver production, cash costs per ounce, earnings, cash flow from operating activities and health and safety performance.  The targets for each component are set such that they are greater than the Company’s internally approved budget.

For 2010, the Company’s performance rating against pre-established annual objectives was 90%.  AIP awards are paid in the year following the year in which the recipient’s performance is assessed.

Long-Term Incentive Plan

The Long-Term Incentive Plan equity-based compensation paid to the Chief Executive Officer is determined by the Compensation Committee’s annual review of the Chief Executive Officer’s personal performance, as measured against pre-established evaluation criteria which includes: commitment, initiative, knowledge, leadership, teamwork and communication.

In 2010, the Chief Executive Officer scored 9.7 out of a possible 10 points for his personal performance, giving him a 120% performance rating which entitled him to a Long-Term Incentive Plan payment of 72% of his annual base salary.

President and CEO Contribution Plan

The President and CEO Contribution Plan provides for a pre-defined equal annual payment over four years.  For 2010, the Chief Executive Officer received CAD$200,000.  The after-tax value of such payment was used to purchase common shares in the open market, which, pursuant to the President and CEO Contribution Plan, the Chief Executive Officer must hold for a period of at least two years.

Total Compensation - Chief Executive Officer

For 2010, the Chief Executive Officer’s total compensation, including cash and equity, was CAD$1,423,690.  The sum of base salary, short-term incentive and long-term incentive awards placed the Chief Executive Officer below the 50th percentile among comparable positions in the HayGroup 2010 Global Mining Compensation Review.

Walter t. Segsworth
David C. Press
Paul B. Sweeney

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information concerning the issuance of Shares under the Plan for the financial year ended December 31, 2010.(1)

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights (CAD$)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a))
Equity compensation plans approved by securityholders	983,112	$26.02	5,043,481 (2)
Total:	983,112	$26.02	5,043,481
______________

(1)
As of December 31, 2010, the Company had 465,284 Shares reserved for issuance pursuant to options granted to certain shareholders of Aquiline pursuant to the Company’s acquisition of Aquiline in December 2009.  These options are separate from, and do not form part of, the Stock Option Plan.  As of the date of this Information Circular, there are no Shares reserved for issuance pursuant to these options.

(2)
6,461,470 Shares reserved for issuance under the Company’s Stock Option Plan, less Shares issued to the directors in connection with annual compensation, less options exercised, and less the number of options outstanding as at December 31, 2010.

PERFORMANCE GRAPH

The following graph compares the yearly percentage change in the Company’s cumulative total shareholder return on its Shares with the cumulative total return of the S&P TSX Composite Index, for the financial years ended December 31, 2010, 2009, 2008, 2007 and 2006.

	(CAD$)
	Pan American Silver Corp. Closing Price	Base	S&P TSX Composite	Base

December 30, 2006	$ 29.40	100.00	12,908	100.00
December 29, 2007	$ 34.99	119.01	13,833	107.17
December 31, 2008	$ 21.01	71.46	8,988	69.63
December 31, 2009	$ 25.06	85.24	11,746	91.00
December 31, 2010	$ 40.93	139.22	13,443	104.14

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider of the Company and no associate or affiliate of any insider has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s last completed financial year, or in any proposed transaction, which in either such case has materially affected or will materially affect the Company.

MANAGEMENT CONTRACTS

Management functions of the Company are not, to any substantial degree, performed by a person other than the directors or senior officers of the Company through consulting contracts.  Robert P. Pirooz, the Company’s General Counsel, provides certain management services to the Company through a private company controlled by him, Iris Consulting Limited.  In this regard, the Company paid Iris Consulting Limited, through which Mr. Pirooz provides his services, approximately CAD $175,000 for management and administrative fees earned in 2010.  Mr. Pirooz is also eligible to participate in certain of the Company’s incentive and benefits plans.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no director or executive officer of the Company, nor any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of Shares or otherwise, in any matter to be acted on at the Meeting other than the election of directors.

OTHER MATTERS

Management of the Company knows of no other matters which will be brought before the Meeting, other than those referred to in the Notice of Meeting.  Should any other matters, which do not have a material effect on the business of the Company, properly come before the Meeting, the Shares represented by the proxies solicited hereby will be voted on those matters in accordance with the best judgment of the persons voting such proxies.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.  The Company’s financial information is provided in its comparative financial statements and management’s discussion and analysis (“MD&A”) for the most recently completed financial year.  Copies of the financial statements and MD&A are available upon request to the Controller or the Secretary of the Company at 1500 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6.

Copies of the above documents will be provided free of charge to shareholders of the Company.  The Company may require the payment of a reasonable charge from any person or Company who is not a shareholder of the Company and who requests a copy of any such document.

APPROVAL OF THIS CIRCULAR

The contents of this Information Circular have been approved by the directors of the Company and its mailing has been authorized by the directors of the Company pursuant to resolutions passed as at March 22, 2011.

DATED at Vancouver, British Columbia, this 12th day of April, 2011.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Robert Pirooz

Robert Pirooz,
General Counsel and Director

APPENDIX “A”

CORORATE GOVERNANCE DISCLOSURE

Governance Disclosure Guidelines under
National Instrument 58-101
Disclosure of Corporate Governance Practices

BOARD OF DIRECTORS

Disclose the identity of directors who are independent.

The following members of the board of directors (the “Board”) of Pan American Silver Corp. (the “Company”) proposed for nomination as directors are considered to be “independent”, within the meaning of the Corporate Governance Disclosure Rules and the Nasdaq Rules:

Ross J. Beaty
William A. Fleckenstein
Michael L. Carroll
Michael J.J. Maloney
David C. Press
Walter T. Segsworth

Disclose the identity of directors who are not independent, and describe the basis for that determination.

▪	Geoffrey A. Burns – not independent – current President and Chief Executive Officer of the Company

▪	Robert Pirooz – not independent – current General Counsel of the Company

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board does to facilitate its exercise of independent judgment in carrying out its responsibilities.

A majority of the Company’s directors are independent - six of the eight persons nominated as directors qualify as independent directors for the purposes of the Corporate Governance Disclosure Rules and the Nasdaq Rules.

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in the same jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

▪	Ross Beaty - Chair and member of the board of directors of Magma Energy Corp.

▪	Robert Pirooz - member of the board of directors of Anfield Nickel Corp., Lumina Copper Corp. and Magma Energy Corp.

▪	Walter T. Segsworth - member of the board of directors of Great Basin Gold Ltd. and Explorator Resources Inc., and Chairman of the board of Plutonic Power Corporation.

▪	Paul Sweeney - member of the board of directors of Magma Energy Corp., Polaris Minerals Corporation and Mongolia Growth Group Ltd.

▪	William A Fleckenstein – member of the board of directors of Mongolia Growth Group Ltd.

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

At the beginning of each regularly scheduled meeting of the full Board, the independent members of the Board hold an in-camera meeting at which non-independent directors and members of management are not in attendance.  The lead director is the primary chair of the independent sessions and directors in attendance are encouraged to raise any concerns or issues that they may have.  There are no fixed durations for the in-camera sessions.

For the financial year ended December 31, 2010, there were 8 meetings of the full Board and 5 in-camera sessions in connection therewith.

Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

Ross J. Beaty is the Chair of the Board and is independent.  William Fleckenstein, an independent director, has been appointed lead director.

The Board has adopted a position description for the lead director, which was recommended by the Nominating and Governance Committee. The lead director’s primary responsibility is to ensure that the Board functions independent of management and to act as principal liaison between the independent directors and the Chief Executive Officer.  The “Mandate of the Lead Director” was attached as Schedule “A” to the Company’s 2006 Information Circular and filed on SEDAR.  The lead director holds in-camera meetings at each regularly scheduled Board meeting with all independent directors and then reports to the Board and makes recommendations to management.

Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.

For the financial year ended December 31, 2010, the Board held 8 meetings of the full Board.  The attendance records of each of the directors for the most recently completed financial year are set out on page 14 of the Information Circular.

BOARD MANDATE

Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.

The Board has adopted a formal written mandate which defines its stewardship responsibilities. The terms of the Board of Directors Mandate are attached hereto as Schedule “A”.

POSITION DESCRIPTIONS

Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

The Board has adopted a written position description for the chair of the Board, titled “Mandate of the Chairman of the Board” which was attached as Schedule “C” to the Company’s 2006 Information Circular and filed on SEDAR.

While the Chairman of the Board qualifies as independent for the purposes of the Corporate Governance Disclosure Rules and the Nasdaq Rules, some corporate governance institutions would still consider Mr. Beaty non-independent due to his previous position in the Company.  As such, a lead director has been appointed and given a mandate (see 1(f) above).

The chair of each committee has been provided with a mandate for the committee and has accepted leadership responsibilities for ensuring fulfilment of the applicable mandate. Each chair is sufficiently skilled through education and experience to lead the respective committee.

Disclose whether or not the Board and Chief Executive Officer have developed a written position description for the Chief Executive Officer. If the Board and Chief Executive Officer have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the Chief Executive Officer.

The Board has adopted a written position description for the chief executive officer, titled “Mandate of the Chief Executive Officer” which was attached as Schedule “D” to the Company’s 2006 Information Circular and filed on SEDAR.

ORIENTATION AND CONTINUING EDUCATION

Briefly describe what measures the Board takes to orient new directors regarding (i) the role of the Board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

Each new director, on joining the Board, is given an outline of the nature of the Company’s business, its corporate strategy, current issues within the Company, the expectations of the Company concerning input from directors and the general responsibilities of the Company’s directors.  Each new director is given a board manual which includes all Board related policies and mandates, as well as certain of the Company’s policies which affect all employees, including the Board. New directors are required to meet with management of the Company to discuss and better understand the business of the Company and will be advised by counsel to the Company of their legal obligations as directors of the Company.

Directors have been and will continue to be given tours of the Company’s mines and development sites to give the directors additional insight into the Company’s business.  In addition, all directors are provided with monthly management reports regarding the Company’s business and operations.

Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Company and the Board recognize the importance of ongoing director education and the need for directors to have a current and detailed understanding of their duties and responsibilities as directors, as well as emerging trends in the mining industry and in the regulatory and governance areas.

The General Counsel of the Company has the responsibility of updating the Board members on new and evolving corporate governance developments applicable to directors of public companies with respect to their conduct, duties and responsibilities.  In particular, educational reading materials on matters of significance to the Company and the mining industry are provided to the Board annually and also on an ad hoc basis when appropriate.

Directors are encouraged to introduce topics of discussion that they feel are of particular importance to the Board, and they may request presentations or additional training by management or external advisors. In addition, the Company supports the attendance of its directors at seminars and conferences that are of interest and of relevance to their position as a director, and the Nominating and Governance Committee is responsible for arranging funding for such attendance.

Directors have been and will continue to be given tours of the Company’s silver mines and development sites to give the directors additional insight into the Company’s business.  In addition, all directors are provided with monthly management reports regarding the Company’s business and operations.

ETHICAL BUSINESS CONDUCT

Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code: (i) disclose how a person or company may obtain a copy of the code; (ii) describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and (iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

As part of its stewardship responsibilities, the Board has approved a formal “Code of Ethical Conduct” (the “Code”) that is designed to deter wrong-doing and to promote honest and ethical conduct and full, accurate and timely disclosure.  The Code is applicable to all the Company’s directors, officers and employees.  The Board, with the assistance of the Audit Committee, the Nominating and Governance Committee and the General Counsel, monitors compliance with the Code and the Board is responsible for the granting of any waivers from these standards to directors or executive officers.  Disclosure will be made by the Company of any waiver from these standards granted to the Company’s directors or executive officers in the Company’s quarterly report that immediately follows the grant of such waiver.

There has been no conduct of a director or executive officer that constitutes a departure from the Code, and no material change report in that respect has been filed.

The full text of the Code is available on the Company’s website.

Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Directors must disclose to the General Counsel any instances in which they perceive they have a material interest in any matter being considered by the Board; and if it is determined there is a conflict of interest, or that a material interest is held, the conflict must be disclosed to the Board. In addition, the interested Board member must refrain from voting and exit the meeting while the transaction at issue is being considered by the Board.

Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

The Company’s Nominating and Governance Committee is primarily responsible for setting the standards of business conduct contained in the Code and generally for overseeing and monitoring compliance with the Code. The Code also sets out mechanisms for the reporting of unethical conduct.

The Board sets the tone for ethical conduct throughout the Company by considering and discussing ethical considerations when reviewing the corporate transactions of the Company.

NOMINATION OF DIRECTORS

Describe the process by which the Board identifies new candidates for Board nomination.

All members of the Board are tasked with recommending individuals they believe are suitable candidates for the Board in light of the particular skills, experience and knowledge that is required on the Board, both generally and in specific circumstances, such as at the retirement of a current director.  Management may also recommend candidates that they feel have the appropriate qualifications to serve on the Company’s Board.

The Nominating and Governance Committee reviews the qualifications of and recommends to the Board possible nominees for election or re-election to the Board at each annual general meeting of the Company and identifies, reviews the qualifications of and recommends to the Board possible candidates to fill vacancies on the Board between annual general meetings.  The Nominating and Governance Committee also annually reviews and makes recommendations to the Board with respect to the composition of the Board.

Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.

All members of the Nominating and Governance Committee are outside, non-management and independent directors in accordance with the Corporate Governance Disclosure Rules, the Nasdaq Rules and the Nominating and Governance Committee Charter.

If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Nominating and Governance Committee oversees the effective functioning of the Board and annually reviews and makes recommendations to the Board with respect to: (i) the composition of the Board; (ii) the appropriateness of the committees of the Board, their mandates and responsibilities and the allocation of directors to such committees; and (iii) the appropriateness of the terms of the mandate and responsibilities of the Board.

Please see the more detailed discussion under the heading “Nominating and Governance Committee” on page 13.

COMPENSATION

Describe the process by which the Board determines the compensation for the issuer’s directors and officers.

The Company’s Chief Executive Officer, the Vice President of Human Resources and Security and the Human Resources and Compensation Committee reviews overall compensation policies, compares them to the overall industry, and makes recommendations to the Board on the compensation of executive officers.

Please see the more detailed discussion under the headings “Compensation of Directors” and “Report on Executive Compensation” beginning on pages 15 and 22, respectively.

Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

The Human Resources and Compensation Committee is comprised of three directors, each of whom is an independent director as required by the Human Resources and Compensation Committee Mandate, and for the purposes of the Corporate Governance Disclosure Rules and the Nasdaq Rules.  The Chairman of the Human Resources and Compensation Committee is Walter T. Segsworth.

If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The Human Resources and Compensation Committee determines the salary and benefits of the executive officers of the Company, determines the general compensation structure, policies and programs of the Company, administers the Company’s Annual Incentive Plan, Long-Term Incentive Plan and Stock Option and Compensation Share Plan, and delivers an annual report to shareholders on executive compensation.

In addition, the Human Resources and Compensation Committee reviews and makes recommendations to the Board for approval with respect to the annual and long term corporate goals and objectives relevant to determining the compensation of the President and Chief Executive Officer.

Please see the more detailed discussion under the heading “Human Resources and Compensation Committee” beginning on page 12.

If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

The Company has utilized HayGroup (“Hay”), an independent consultant, to assist in conducting the executive compensation review.  Detailed job descriptions have been prepared and are updated for each of the senior management positions in the Company.

OTHER BOARD COMMITTEES

If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Board also has a Health, Safety and Environment Committee which currently consists of three directors.  The safety of the Company’s employees and contractors he Company recognizes that proper care of the environment is integral to its existence, its employees, the communities in which it operates and all of its operations.  The Health, Safety and Environment Committee ensures that an audit is made of all construction, remediation and active mines. The results of such audits are reported to the Health, Safety and Environment Committee as is the progress on any significant remediation efforts. The Health, Safety and Environment Committee ensures that strict policies with respect to the health and safety of its employees are in place at each of its operations and that such policies are enforced.

Please see the more detailed discussion under the heading “Health, Safety and Environment Committee” on page 13.

ASSESSMENTS

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Chief Executive Officer is assessed each year on the basis of the objectives set out by the Board for that position, the Chief Executive Officer’s individual performance throughout the year and that individual’s ability to execute on long-term strategy. The Chief Executive Officer is assessed first by the Human Resources and Compensation Committee and then by the Board as a whole.

The Board has also appointed a Nominating and Governance Committee, which proposes and makes recommendations to the Board with respect to: (i) the composition of the Board; (ii) the appropriateness of the committees of the Board, their mandates and responsibilities and the allocation of directors to such committees; and (iii) the appropriateness of the terms of the mandate and responsibilities of the Board. During 2005, the Nominating and Governance Committee, in consultation with the entire Board, undertook to formally establish the roles and responsibilities of each of the Lead Director, the Chairman of the Board and the Chief Executive Officer and determine against what criteria each such position should be assessed.

In 2006, the Nominating and Governance Committee developed a process to assess the Board as a whole and the committees of the Board.  The performance assessment of the Board and each committee of the Board is based on information and feedback obtained from director evaluation questionnaires provided to each director.  Each director is asked to complete and return the assessment questionnaire to the Lead Director on a confidential basis.  The Lead director may discuss the completed questionnaires with individual directors where clarification is required.  The evaluation process focuses on Board and committee performance, and also asks for peer feedback and suggestions or comments regarding the performance of the Chair of each committee and the Lead Director.  The Lead Director reports the results of the performance assessments to the Board.

The Board and the Nominating and Governance Committee formally assess the effectiveness of each member of the Board, and have determined that each Board member is significantly qualified through their current or previous professions and experience.  Each member fully participates in each meeting having in all cases been specifically canvassed for their input.

SCHEDULE “A”

PAN AMERICAN SILVER CORP.
(the “Company”)

BOARD OF DIRECTORS MANDATE

STEWARDSHIP RESPONSIBILITY

A.
Subject to the Memorandum and Articles of the Company and applicable law, the Board of Directors of the Company (the “Board”) has a responsibility for the stewardship of the Company, including the responsibility to:

	(i)	supervise the management of and oversee the conduct of business of the Company;

	(ii)	provide leadership and direction to management;

	(iii)	evaluate management;

	(iv)	set policies appropriate for the business of the Company; and

	(v)	approve corporate strategies and goals.

BOARD COMPOSITION AND MEETINGS

A.	A majority of the Board shall be unrelated to the Company.

For the purposes of this Mandate, an “unrelated director” means a director who is independent of the management of the Company and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholdings.

B.
The directors will be elected each year by the shareholders of the Company at the annual general meeting of shareholders.  The Nominating and Governance Committee will recommend to the full Board nominees for election to the Board and the Board will propose a slate of nominees to the shareholders for election as directors for the ensuing year.

C.	Immediately following each annual general meeting, the Board shall:

	(i)	elect a Chairman of the Board and, when desirable, a lead director of the Board, and establish their duties and responsibilities;

	(ii)	appoint the President and Chief Executive Officer of the Company and establish their duties and responsibilities;

	(iii)	on the recommendation of the Chief Executive Officer, appoint the senior officers of the Company and approve the senior management structure of the Company;

	(iv)	appoint a nominating and governance committee, an audit committee, a compensation committee and a health, safety and environment committee; and

	(v)	approve the mandate, duties and responsibilities of each committee of the board of directors;

D.	The Board shall be responsible for monitoring the performance of the President and Chief Executive Officer, and for determining the compensation of the President and Chief Executive Officer.

E.	From time to time, the Board may appoint special committees to assist the Board in connection with specific matters.

F.
The Board shall meet not less than four times during each year and will endeavour to hold one meeting in each financial quarter. The Board will also meet at any other time at the call of the Chairman of the Board or, subject to the Memorandum and Articles of the Company, of any director.

POSITION DESCRIPTIONS

A.	The Board will ensure the Company has management of the highest calibre. This responsibility is carried out primarily by:

(i) appointing the President as the Company’s business leader and developing criteria and objectives against which the Board will assess, on an ongoing basis, the President’s performance;

(ii)
developing position descriptions for the Chairman of the Board and the chair of each board committee and, with the Chief Executive Officer, developing position descriptions for the President and Chief Executive Officer, and regularly assessing those appointed individuals against such descriptions; and

(iii) developing and approving corporate objectives which the Chief Executive Officer is responsible for meeting, and assessing the Chief Executive Officer against these objectives.

B.
A principal responsibility of the Chairman of the Board will be to manage and act as the chief administrative officer of the Board with such duties and responsibilities as the Board may establish from time to time. The Chairman of the Board need not be independent of management.

C.	The principal duties and responsibilities of the lead director will be as established by the Board from time to time. The lead director will be independent of management.

D.	The Board will ensure that proper limits are placed on management’s authority.

STRATEGIC PLANNING PROCESS AND RISK MANAGEMENT SYSTEM

A.
The Board is responsible for adopting, supervising and providing guidance on the strategic planning process and approving a strategic plan which takes into account, among other things, the opportunities and risks of the Company’s business.

B.
The President and senior management team will have direct responsibility for the ongoing strategic planning process and the establishment of long term goals for the Company, which are to be reviewed and approved not less than annually by the Board.

C.
The Board will have a continuing understanding of the principal risks associated with the business, largely through continuous communication with management. The Board will ensure the implementation of appropriate systems to manage any such risks.

D.
The Board will provide guidance to the President and senior management team with respect to the Company’s ongoing strategic plan.  The Board is responsible for monitoring the success of management in implementing the approved strategies and goals.

INTERNAL CONTROLS AND MANAGEMENT INFORMATION SYSTEMS

A.
Through the President and Chief Executive Officer, management will establish systems to ensure that appropriate and responsible levels of internal controls are in place for the Company. The confidence of the Board in the ability and integrity of management is the paramount control mechanism.

COMMUNICATIONS POLICY

A.
The Board will monitor and review annually the policies and procedures that are in place to provide for effective communication by the Company with its shareholders and with the public generally, including:

	(i)	effective means to enable shareholders to communicate with senior management and the Board; and

	(ii)	effective channels by which the Company will interact with analysts and the public.

B.
The Board will approve the content of the Company’s major communications to shareholders and the investing public, including interim and annual reports, the Management Information Circular, the Annual Information Form, any prospectuses that may be issued and significant press releases.

C.	The Board will maintain a Corporate Disclosure Policy which summarizes its policies and practices regarding disclosure of material information to investors, analysts and the media.

SUCCESSION PLANNING

A.
The Board will keep in place, and review regularly, adequate and effective succession plans for the Chairman, President and senior management personnel (including appointing, training and monitoring senior management).

BOARD INDEPENDENCE

A.
The Board will provide for the independent functioning of the Board. The Board will implement appropriate structures and procedures to ensure that the Board can function independently of management at such times as is desirable or necessary through:

	(i)	the recruitment of strong, independent directors, who shall compose a majority of the Board;

	(ii)	the appointment of a committee of directors independent of management;

	(iii)	the appointment of a lead director who is not a member of management; and

	(iv)	the institution of regular meetings of independent directors at every quarterly Board meeting, without the presence of management and which is chaired by the lead director.

B.	All directors will have open access to the Company’s senior management.

C.
The Board encourages individual directors to make themselves available for consultation with management outside Board meetings in order to provide specific advice and counsel on subjects where such directors have special knowledge and experience.

NEW DIRECTOR ORIENTATION AND CONTINUING EDUCATION

A.	The Nominating and Governance Committee, in conjunction with the Chairman and President, is responsible for ensuring that new directors are provided with an orientation and education program.

B.	The details of the orientation of each new director will be tailored to that director’s individual needs and areas of interest.

C.	The Board will assist the Nominating and Governance Committee in establishing and maintaining an ongoing director education program.

GENERAL OBLIGATIONS

A.	Approve all capital plans and establish priorities for the allocation of funds to ongoing operations and capital projects.

B.	Approve all single expenditure items proposed by the Company exceeding $2,000,000 not provided for in any approved capital plan.

C.	Approve any policy for hedging and forward sales of silver and/or base metals.

D.	Approve any policy for management of foreign currency risk.

E.	Approve the annual budget.

F.	Attend, prepare for and be actively involved in regular Board meetings and, if applicable, Board committee meetings.

G.	Develop the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company.

H.
Adopt and monitor, through the Nominating and Governance Committee, a formal code of business ethics that will govern the behaviour of directors, officers and employees of the Company, and, in appropriate circumstances, grant waivers from such code of business conduct.

INDEPENDENT ADVISORS

A.
The Board and any committees may at any time retain outside financial, legal or other advisors at the expense of the Company. Any director may, subject to the approval of the Chairman of the Board, retain an outside advisor at the expense of the Company.

Suite 1500 – 625 Howe Street
Vancouver, B.C.
Canada  V6C 2T6

Tel : 604.684.1175
Fax : 604.684.0147

info@panamericansilver.com
www.panamericansilver.com

Document 2

PAN AMERICAN SILVER CORP.

Security Class

Holder Account Number

____
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Form of Proxy - Annual General and Special Meeting to be held on May 18, 2011

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy
1.
Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy.  If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.
The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.
The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.
This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

____
8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.	Fold

Proxies submitted must be received by 2:00 pm, Pacific Time, on Monday, May 16, 2011.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

•	Call the number listed BELOW from a touch tone telephone.	•	Go to the following web site: www.investorvote.com
1-866-732-VOTE (8683) Toll Free

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER
16MA10048.E.sedar/000001/000001/i

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Appointment of Proxyholder

I/We, being holder(s) of Pan American Silver Corp. hereby appoint: Geoffrey A. Burns, or failing this person, Robert Pirooz,	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting (the "Meeting") of shareholders of Pan American Silver Corp. (the "Corporation") to be held at the Four Seasons Hotel, 791 West Georgia Street, Vancouver, BC, V6C 2T4, on Wednesday, May 18, 2011 at 2:00PM, Pacific Time, and at any adjournment or postponement thereof.
VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors
	For	Withhold		For	Withhold		For	Withhold

01. Ross J. Beaty	☐	☐	02. Geoffrey A. Burns	☐	☐	03. Robert P. Pirooz	☐	☐
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04. William Fleckenstein	☐	☐	05. Michael J.J. Maloney	☐	☐	06. David C. Press	☐	☐

07. Walter T. Segsworth	☐	☐	08. Michael Carroll	☐	☐

	For	Withhold

2. Appointment of Auditors
Reappointment of Deloitte & Touche LLP as Auditors of the Corporation.	☐	☐

	For	Against

3. Fixing of Remuneration
To authorize the Directors to fix the Auditor’s remuneration.	☐	☐

	For	Against

4. Advisory Resolution on Compensation
To consider and, if thought appropriate, to pass an ordinary advisory resolution approving the Corporation’s approach to executive compensation, the complete text of which is set out on page 8 of the Information Circular for the Meeting.
	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.
DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.
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1 1 6 7 7 7	A R 1	P A A Q

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAN AMERICAN SILVER CORP
(Registrant)
Date:	April 15, 2011	By:	/s/ Robert Pirooz
			Name:	Robert Pirooz
			Title:	General Counsel and Director